

Mail Stop 6010

March 18, 2008

VIA U.S. MAIL

Curt A. Reynders
Chief Financial Officer
NVE Corporation
11409 Valley View Road
Eden Prairie, Minnesota 55344

> **Re:** **NVE Corporation**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed May 25, 2007**
> **File No. 000-12196**

Dear Mr. Reynders:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief